PETROBRAS
DISTRIBUIDORA S.A.

GCF 335 /2002

Rio de Janeiro, 9/8/02.

SEC MAIL RECEIVED PROCESSING
AUG 26 2002
WASH. D.C. 154 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street,N.W.
Washington,D.C. 20549
U.S.A.

Re.: Submission of information pursuant to Rule 12g3-2(b) - under the Securities Exchange Act of 1934

File No. 82-4153

[redacted]

02049684

Dear Sirs,

Pursuant to Rule 12g3-2(b), under the Securities Exchange Act of 1934, as amended, PETROBRAS DISTRIBUIDORA hereby furnishes you with one copy of the following document:

Financial Statements as of March 31, 2002 and Report of Independent Accountants (a free translation of original report in Portuguese).

In the event that any questions should arise in connection with this matter, please contact the undersigned at PETROBRAS DISTRIBUIDORA (Tel: 55-21-3876-4072; Fax 55-21-3876-4974) - Rua General Canabarro nº 500 - 16º andar -Rio de Janeiro - RJ - 20271-905.

Very truly yours,

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Carlos Rocha Velloso
Accounting Manager

dlw 9/5

AD/2/BR

7540-600-0694-4

(A free translation of the original Interim Financial Information in Portuguese, prepared in accordance with the requirements of Brazilian Corporate Law)

Petrobras Distribuidora S.A.

Quarterly Report - ITR
March 31, 2002
and Report of Independent Accountants on Limited Review of Interim Financial Information

PricewaterhouseCoopers
Rua da Candelária, 65 11º - 15º
20091-020 Rio de Janeiro, RJ - Brasil
Caixa Postal 949
Telefone (21) 3232-6112
Fax (21) 2516-6319

(A free translation of the original report on the Interim Financial Information in Portuguese, prepared in accordance with the requirements of Brazilian Corporate Law)

Report of Independent Accountants on Limited Review of Interim Financial Information

April 26, 2002

To the Board of Directors and Stockholders
Petrobras Distribuidora S.A.

1 We have carried out limited reviews of the Quarterly Report for the quarters ended March 31, 2002 and 2001, including the balance sheet, the statement of income, the notes to the financial information and the comments on the Company's performance in the quarter, all prepared under the responsibility of the Company's management.

2 Our limited reviews were conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Board, and consisted, principally of: (a) making inquiries of, and discussions with, officials responsible for the accounting, financial and operational matters relating to the procedures adopted for preparing the quarterly financial information and (b) reviewing the relevant information and subsequent events which have, or may have, significant effects on the financial position and results of operations of the Company.

3 Based on our limited reviews, we are not aware of any material adjustments that should be made to the Quarterly Report referred to above for it to be in accordance with accounting principles prescribed by Brazilian Corporate Law applicable to the preparation of quarterly financial information, together with the regulations established by the Brazilian Securities Commission - CVM.

4 The Quarterly Report also contains accounting information relating to the quarter ended December 31, 2001. We examined this information at the time it was prepared, in connection with our audit of the financial statements at that date, on which we issued an unqualified opinion on January 25, 2002.

PRICEWATERHOUSECOOPERS

April 26, 2002
Petrobras Distribuidora S.A.

5 Our limited reviews were conducted for the purpose of issuing our report on the quarterly financial information referred to in paragraph one, taken as a whole. The statements of cash flow and of value added are presented as additional information, and are not a required part of the quarterly report. Such information has been subjected to the auditing procedures described in paragraph two and we are not aware of any material adjustments that should be made to these statements for them to be adequately presented in relation to the quarterly financial information.

PricewaterhouseCoopers
Auditores Independentes
CRC-SP-160-S-RJ

Luiz Márcio Malzone
Partner
Contador CRC-RJ-31.376-O

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (Taxpayers Record Number)
01424-9	PETROBRAS DISTRIBUIDORA S.A.	34.274.233/0001-02
4 - NIRE		
33.3.0001392-0		

01.02 - HEAD OFFICE

1 - FULL ADDRESS				2 - QUARTER OR DISTRICT
RUA GENERAL CANABARRO, 500 - 16° ANDAR				MARACANÃ
3 - CEP (ZIP CODE)	4 - CITY			5 - STATE
20271-905	RIO DE JANEIRO			RJ
6 - AREA CODE	7 - PHONE NUMBER	8 - PHONE NO.	9 - PHONE NO.	10 - TELEX
21	3876-4045	3876-3535		
11 - AREA CODE	12 - FAX No.	13 - FAX No.	14 - FAX No.	
21	3876-4977	3876-4971		
15 - E-MAIL				

01.03 - DIRECTOR OF INVESTMENT RELATIONS (BUSINESS ADDRESS)

1 - NAME				
ABELARDO DE LIMA PUCCINI				
2 - FULL ADDRESS				3 - QUARTER OR DISTRICT
RUA GENERAL CANABARRO, 500 - 16° ANDAR				MARACANÃ
4 - CEP (ZIP CODE)	5 - CITY			6 - STATE
20271-905	RIO DE JANEIRO			RJ
7 - AREA CODE	8 - PHONE NUMBER	9 - PHONE NO.	10 - PHONE NO.	11 - TELEX
21	3876-4045			
12 - AREA CODE	13 - FAX No.	14 - FAX No.	15 - FAX No.	
21	3876-4977			
16 - E-MAIL				
rel.invest@br-petrobras.com.br				

01.04 – REFERENCE/AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2002	12/31/2002	1	01/01/2002	03/31/2002	4	10/01/2001	12/31/2001
9- INDEPENDENT ACCOUNTANTS – NAME OF THE COMPANY						10- CVM CODE	
PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES						00287-9	
11- AUDITOR RESPONSIBLE						12- CPF (Taxpayers registration)	
LUIZ MÁRCIO MALZONE						019.495.868-04	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (Taxpayers Record Number)
01424-9	**PETROBRAS DISTRIBUIDORA S.A.**	**34.274.233/0001-02**

01.05 - CURRENT BREAKDOWN OF CAPITAL

1 - NUMBER OF SHARES (Thousands)	1- CURRENT QUARTER 03/31/2002	2 - PREVIOUS QUARTER 12/31/2001	3 - COMPARATIVE QUARTER 03/31/2001
Paid-up capital			
COMMON	15,000,000	15,000,000	15,000,000
PREFERRED	28,199,978	28,199,978	28,199,978
TOTAL	43,199,978	43,199,978	43,199,978
In treasury			
COMMON	0	0	0
PREFERRED	0	0	0
TOTAL	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial & other types of company
2 - SITUATION Operational
3 - TYPE OF SHARE CONTROL State-owned company
4 - ACTIVITY CODE 1040200 - Fuel distributor
5 - MAIN ACTIVITY Wholesale trade of fuel and lubricants
6 - TYPE OF CONSOLIDATION Not presented
7 - TYPE OF AUDITORS' REPORT Unqualified

01.07 - CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 - ITEM	2 - CNPJ (Taxpayers record No.)	3 - NAME

01.08 - INTEREST ON CAPITAL/DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - PAYMENT	5 - PAYMENT BEGINS ON	6 - TYPE OF SHARE	7 - INTEREST ON CAPITAL OR DIVIDENDS PER SHARE
01	OGM	03/20/2002	DIVIDEND		Common	0.0020566380
02	OGM	03/20/2002	DIVIDEND		Preferred	0.0020566380

(A free translation of the original Interim Financial Information in Portuguese, prepared in accordance with the requirements of Brazilian Corporate Law)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

BRAZILIAN CORPORATE LAW
Base date - 03/31/02

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (Taxpayers Record Number)
01424-9	**PETROBRAS DISTRIBUIDORA S.A.**	**34.274.233/0001-02**

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - PAID-UP CAPITAL (R$ thousand)	4 - AMOUNT OF CHANGE (R$ thousand)	5 - REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 - PRICE OF SHARE ISSUE (Reais)

1.10 - INVESTOR RELATIONS DIRECTOR

1 - DATE	2 - SIGNATURE
05/09/2002	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (Taxpayers Record Number)
01424-9	PETROBRAS DISTRIBUIDORA S.A.	34.274.233/0001-02

02.01 - BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1- CODE	2 - DESCRIPTION	3 - 03/31/2002	4 - 12/31/2001
1	TOTAL ASSETS	3,689,645	3,699,513
1.01	CURRENT ASSETS	2,294,111	2,270,530
1.01.01	CASH AND CASH EQUIVALENTS	54,344	69,568
1.01.01.01	CASH AND BANKS	54,344	69,568
1.01.02	CREDITS	1,583,871	1,574,306
1.01.02.01	ACCOUNTS RECEIVABLE	1,154,462	1,131,060
1.01.02.02	PROVISION FOR DOUBTFUL DEBTS	(55,245)	(59,580)
1.01.02.03	LOANS RECEIVABLE	327,039	328,968
1.01.02.04	CONDITIONAL LOANS	26,470	28,183
1.01.02.05	VALUED ADDED TAX TO BE RECOVERED AND PASSED ON	131,145	145,675
1.01.03	INVENTORIES	567,485	541,661
1.01.04	OTHER	88,411	84,995
1.01.04.01	PREPAID EXPENSES	6,468	6,693
1.01.04.02	OTHER CURRENT ASSETS	81,943	78,302
1.02	NON-CURRENT ASSETS	531,680	572,949
1.02.01	DIVERSE CREDITS	479,563	521,543
1.02.01.01	LOANS RECEIVABLE	108,310	141,432
1.02.01.02	CONDITIONAL LOANS	123,911	123,682
1.02.01.03	JUDICIAL COLLECTIONS	346,639	335,665
1.02.01.04	PROVISION FOR DOUBTFUL DEBTS	(348,925)	(337,528)
1.02.01.05	JUDICIAL DEPOSITS	107,788	106,695
1.02.01.06	ANP - NATIONAL PETROLEUM AGENCY	14,455	14,455
1.02.01.07	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	127,385	137,142
1.02.02	CREDITS WITH RELATED PARTIES	0	0
1.02.02.01	WITH AFFILIATES	0	0
1.02.02.02	WITH SUBSIDIARIES	0	0
1.02.02.03	WITH OTHER RELATED PARTIES	0	0
1.02.03	OTHER	52,117	51,406
1.02.03.01	PREPAID EXPENSES	51,665	50,954
1.02.03.02	OTHER NON-CURRENT ASSETS	452	452
1.03	PERMANENT ASSETS	863,854	856,034
1.03.01	INVESTMENTS	67,272	110,594
1.03.01.01	IN AFFILIATES	0	48,078
1.03.01.02	IN SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	62,272	62,516
1.03.01.03.01	PARTICIPATION IN OTHER COMPANIES	19,465	14,711
1.03.01.03.02	INVESTMENT FUND - TAX INCENTIVES	47,776	47,774
1.03.01.03.03	OTHER	31	31
1.03.02	PROPERTY, PLANT & EQUIPMENT	796,582	745,440
1.03.03	DEFERRED CHARGES	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (Taxpayers Record Number)
01424-9	**PETROBRAS DISTRIBUIDORA S.A.**	**34.274.233/0001-02**

02.01 - BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2002	4 - 12/31/2001
2	TOTAL LIABILITIES	3,689,645	3,699,513
2.01	CURRENT LIABILITIES	1,244,593	1,640,590
2.01.01	LOANS AND FINANCING	0	0
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	679,794	640,345
2.01.04	TAXES AND CONTRIBUTIONS PAYABLE	240,234	87,760
2.01.04.01	TAXES	167,752	59,601
2.01.04.02	SOCIAL CONTRIBUTION	72,482	28,159
2.01.05	DIVIDENDS PAYABLE	92,594	88,847
2.01.05.01	INTEREST ON CAPITAL	0	0
2.01.06	PROVISIONS	0	0
2.01.07	DEBTS WITH RELATED PARTIES	101,383	705,062
2.01.07.01	TRANSACTIONS WITH THE PARENT COMPANY	101,383	705,062
2.01.08	OTHER	130,588	118,576
2.01.08.01	ADVANCES FROM CLIENTS	37,021	25,465
2.01.08.02	PENSION PLAN LIABILITIES	29,264	29,264
2.01.08.03	OTHER CURRENT LIABILITIES	64,303	63,847
2.02	LONG-TERM LIABILITIES	507,867	502,660
2.02.01	LOANS AND FINANCING	0	0
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	507,867	502,660
2.02.03.01	CONTINGENCIES	93,651	96,067
2.02.03.02	A.M.S. LIABILITIES	215,628	208,005
2.02.03.03	PENSION PLAN LIABILITIES	198,588	198,588
2.02.04	DEBTS WITH RELATED PARTIES	0	0
2.02.05	OTHERS	0	0
2.03	DEFERRED INCOME	0	0
2.05	STOCKHOLDERS' EQUITY	1,937,185	1,556,263
2.05.01	CAPITAL	812,107	812,107
2.05.02	CAPITAL RESERVES	53,993	53,993
2.05.02.01	TAX INCENTIVES	53,993	53,993
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	SUBSIDIARIES/AFFILIATES	0	0
2.05.04	REVENUE RESERVES	690,163	690,163
2.05.04.01	LEGAL	83,798	83,798
2.05.04.02	STATUTORY	8,120	8,120
2.05.04.03	FOR CONTINGENCIES	0	0
2.05.04.04	UNREALIZED EARNINGS	0	0
2.05.04.05	RETENTION OF EARNINGS	598,245	598,245
2.05.04.06	SPECIAL RESERVE FOR DIVIDENDS NOT DISTRIBUTED	0	0
2.05.04.07	OTHER REVENUE RESERVES	0	0
2.05.05	ACCUMULATED EARNINGS/DEFICIT	380,922	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (Taxpayers Record Number)
01424-9	PETROBRAS DISTRIBUIDORA S.A.	34.274.233/0001-02

03.01 - STATEMENT OF INCOME (THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2002 to 03/31/2002	4 - 01/01/2002 to 03/31/2002	5 - 01/01/2001 to 03/31/2001	6 - 01/01/2001 to 03/31/2001
3.01	GROSS SALES AND SERVICES REVENUE	4,608,841	4,608,841	4,452,294	4,452,294
3.02	DEDUCTIONS FROM GROSS REVENUE	(850,208)	(850,208)	(832,695)	(832,695)
3.03	NET SALES AND SERVICES REVENUE	3,758,633	3,758,633	3,619,599	3,619,599
3.04	COST OF PRODUCTS AND SERVICES SOLD	(3,424,007)	(3,424,007)	(3,314,809)	(3,314,809)
3.05	GROSS PROFIT	334,626	334,626	304,790	304,790
3.06	OPERATING REVENUE (EXPENSES)	(260,935)	(260,935)	(233,690)	(233,690)
3.06.01	SELLING	(196,700)	(196,700)	(178,400)	(178,400)
3.06.02	GENERAL AND ADMINISTRATIVE	(47,162)	(47,162)	(38,472)	(38,472)
3.06.03	FINANCIAL	3,436	3,436	(4,385)	(4,385)
3.06.03.01	FINANCIAL INCOME	39,768	39,768	29,242	29,242
3.06.03.02	FINANCIAL EXPENSES	(36,332)	(36,332)	(33,627)	(33,627)
3.06.04	OTHER OPERATING INCOME	12,827	12,827	12,573	12,573
3.06.04.01	EQUITY VARIATIONS	317	317	19	19
3.06.04.02	EQUITY INCOME	11,771	11,771	8,110	8,110
3.06.04.03	EXCHANGE ADJUSTMENTS	705	705	4,224	4,224
3.06.04.04	OTHER	34	34	220	220
3.06.05	OTHER OPERATING EXPENSES	(33,336)	(33,336)	(25,006)	(25,006)
3.06.05.01	TAXES	(22,758)	(22,758)	(17,061)	(17,061)
3.06.05.02	EXCHANGE ADJUSTMENTS	(1,083)	(1,083)	(55)	(55)
3.06.05.03	PROVISION FOR CONTINGENCIES	2,416	2,416	(524)	(524)
3.06.05.04	PROVISION FOR PENSION PLAN LIABILITIES	(7,623)	(7,623)	(6,791)	(6,791)
3.06.05.05	EQUITY VARIATIONS	(4,288)	(4,288)	(575)	(575)
3.06.06	EQUITY ACCOUNTING ADJUSTMENTS	0	0	0	0
3.07	OPERATING INCOME	73,691	73,691	71,100	71,100
3.08	NON-OPERATING INCOME	506,263	506,263	1,375	1,375
3.08.01	INCOME	554,369	554,369	1,487	1,487
3.08.02	EXPENSES	(48,106)	(48,106)	(112)	(112)
3.09	INCOME BEFORE TAXES AND PARTICIPATIONS	579,954	579,954	72,475	72,475
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(189,275)	(189,275)	(31,021)	(31,021)
3.11	DEFERRED INCOME TAX	(9,575)	(9,575)	3,735	3,735
3.12	STATUTORY PARTICIPATIONS/CONTRIBUTIONS	0	0	0	0
3.12.01	PARTICIPATIONS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	380,922	380,922	45,189	45,189
	NUMBER OF SHARES, EX-TREASURY (THOUSANDS)	43,199,978	43,199,978	43,199,978	43,199,978
	EARNINGS PER SHARE	0.00882	0.00882	0.00105	0.00105
	LOSS PER SHARE				

1 Operations

Petrobras Distribuidora S.A. - BR is a public and private joint stock company and a subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS. The objectives of the Company are, within the legal guidelines, the distribution, commercialization and industrialization of petroleum by-products and related products, other fuels, products sold in service stations and input materials relating to the oil industry, as well as import and export activities.

2 Presentation of the Quarterly Financial Information

The quarterly financial information was prepared in accordance with the accounting principles determined by Brazilian Corporate Law and with the regulations established by the Brazilian Securities Commission - CVM and by the Institute of Independent Auditors of Brazil (IBRACON).

3 Significant Accounting Principles

The following are among the more significant accounting principles adopted for the preparation of the financial statements:

a) Determination of income, current and non-current assets and liabilities

Income is determined on the accrual basis and includes the revenue, charges and monetary or exchange variations, in accordance with official indexes or rates, on current and non-current assets and liabilities as well as, where applicable, the effects of adjustment of assets to market or realizable values.

b) Provision for doubtful debts

This is established in an amount considered adequate to cover possible losses on the realization of accounts receivable.

c) Conditional loans

The amounts to be absorbed are amortized proportionately to the contractual terms.

d) Inventories

Inventories of products for sale are valued at average purchase or production cost, adjusted, when applicable, to their realizable market values, where these values are lower than cost. Inventories of maintenance materials and supplies are stated at average purchase cost, not exceeding replacement cost.

3 Significant Accounting Principles (continued)

e) Investments

These are stated at cost, restated to December 31, 1995, less the provision for losses, where applicable.

f) Property, plant and equipment

Property, plant and equipment is stated at cost, restated up to December 31, 1995. Depreciation is calculated on the straight-line basis at rates that take into account the useful lives of the assets.

g) Income tax and social contribution

The provisions for income tax (including tax incentives) and social contribution on net income are based on the rates laid down by the legislation in force.

h) Actuarial commitment to the pension plan (PETROS)

The Company recognizes the actuarial commitment relating to the Pension Plan, as a result of complying with the pronouncement on the accounting for employee benefits issued by IBRACON and approved by the Brazilian Securities Commission - CVM, through CVM Resolution No. 371, of December 13, 2000.

Accordingly, the actuarial commitments relating to pension and retirement benefit plans granted and to be granted to employees, retirees and pensioners are provided for based on actuarial calculations made by independent actuaries, according to the method of the projected credit unit, net of assets that guarantee the plan.

4 Loans Receivable

This refers to loans in kind and products provided by the Company granted to clients, in exchange for guarantees, for purposes of the installation or modernization of gas stations, and also as negotiation of overdue debts.

The financial charges - based mainly on the IGP-M or Referential Rate variation plus 1% monthly interest - and the amortization periods - average of 4 years - are established in accordance with contractual provisions, based on the economic and financial appraisals of each negotiation.

04.01 - NOTES TO THE INTERIM FINANCIAL INFORMATION (In thousands of reais)

5 Conditional Loans

This refers to the portion of loan transactions (in kind and products) carried out in accordance with contractual provisions that will no longer be payable since the client has complied with these provisions, and the portion is therefore absorbed by the Company.

The Company recognizes in income the portions to be absorbed, in proportion to the terms of the contracts and an amount of R$ 7,533 was recorded in sales expenses for the first quarter of 2002 (1Q2001 - R$ 13,231).

Financial charges and agreed periods are similar to those mentioned in Note 4.

6 Provision for Doubtful Debts

The provision of R$ 404,170, recorded in current and non-current assets at March 31, 2002, was increased by R$ 7,062 in relation to the provision at December 31, 2001 (R$ 397,108), due mainly to the increased number of receivables passed on for judicial collection.

For the provision to be made for accounts receivable recorded in current and non-current assets, the Company analyzes the debtors and their respective amounts overdue, in order to establish a provision for those considered doubtful and not yet passed on for judicial collection. The Company provides for the total value of bills in judicial collection, regardless of mortgage securities and fiduciary guarantees provided.

7 Inventories

	03/31/2001	12/31/2001
Products for sale		
Petroleum by-products	490,838	451,505
Alcohol		
Anhydrous alcohol	34,481	44,414
Hydrated alcohol	18,890	25,058
Total products for sale	544,209	520,977
Maintenance material and supplies	23,276	20,684
Total	567,485	541,661

Of the total products for sale at March 31, 2002, R$ 150,504 were stored in tanks owned by third parties (R$ 121,229 at December 31, 2001).

04.01 - NOTES TO THE INTERIM FINANCIAL INFORMATION (In thousands of reais)

8 Sales tax to be Recovered and Passed on

The sales tax to be recovered, in the amount of R$ 70,871 (R$ 75,559 at December 31, 2001), refers to the tax credit determined on the movement of products and materials.

The sales tax to be passed on, in the amount of R$ 60,274 (R$ 70,116 at December 31, 2001), represents the tax charges on inventories, basically diesel oil, gasoline and anhydrous alcohol, paid in advance through tax substitution to PETRÓLEO BRASILEIRO S.A. - PETROBRAS. The tax is passed on to the sale price of the products.

9 Agência Nacional do Petróleo (National Petroleum Agency) - ANP

Credits of R$ 14,455 at March 31, 2002 and December 31, 2001 receivable from the ANP and classified as a non-current asset, refer to reimbursement of freight prior to 1996, recorded at historic values, which are still under analysis by the ANP.

10 Deferred Income Tax and Social Contribution

In accordance with CVM Resolution 273/98, the Company has recognized deferred income tax and social contribution of R$ 130,616 determined on temporary differences, classified in other current assets (R$ 3,231) and in non-current assets (R$ 127,385), net of R$ 9,757 realized during the year.

a) Summary of deferred tax assets recorded

	Assets formed/ realized during the year	Assets formed in prior years	Current and non-current assets
Social contribution	(2,602)	36,639	34,037
Income tax	(7,155)	103,734	96,579
	(9,757)	140,373	130,616

04.01 - NOTES TO THE INTERIM FINANCIAL INFORMATION (In thousands of reais)

10 Deferred Income Tax and Social Contribution (continued)

b) Deferred tax assets

	Social contribution	**Income tax**
Prior years	36,639	103,734
Current year		
Provisions	(2,613)	(6,007)
Amortization of conditional loans	(416)	(1,156)
Other	(23)	8
	(2,602)	(7,155)
	34,037	96,579

c) Reconciliation between amounts recognized in income for 2001 and book values

	Base	**Social contribution 9%**	**Income tax 25%**
Income before social contribution and income tax	579,954	(52,196)	(144,989)
Permanent additions, net	15,945	(1,435)	
	15,573		(3,893)
Effect of fiscal incentives in reducing income tax			3,475
Other			6
		(53,631)	(145,401)
Current and deferred income tax and social contribution		(199,032)	

04.01 - NOTES TO THE INTERIM FINANCIAL INFORMATION (In thousands of reais)

11 Investments

	03/31/2002	12/31/2002
Equity participations		
Associated companies - gas (a)	-	48,078
Others	19,465	14,711
Fiscal incentives	47,776	47,774
Others	31	31
Total	62,272	110,594

a) At meetings held on March 14, 2002, the Boards of Petrobras Distribuidora S.A. - BR and Petróleo Brasileiro S.A. - PETROBRAS approved the transfer of equity participation in 13 piped gas companies held by the former to the latter (parent company) for R$ 554,000.

This transfer complies with the determination of the Company's Board of Directors dated August 3, 2001, which authorized the transfer of its equity participation in piped gas companies (SULGÁS, SCGÁS, COMPAGÁS, CEG-RIO, MSGÁS, BAHIAGÁS, ALGÁS, EMSERGÁS, COPERGÁS, PBGÁS, POTIGÁS, CEGÁS and RONGÁS) to the parent company as well as the engagement of a specialized company to assess the market value of these participations. Subsequently, on December 12, 2001, the Board of Directors approved the outcome of the assets valuation, in the amount of R$ 554,000, and authorized the negotiation relating to the terms of payment for the transfer of these assets.

The amount received by BR Distribuidora in the form of payment for the transfer was used to amortize part of its debt with the parent company, thus decreasing its indebtedness level (Note 13) and the related financial charges.

The total book value of the Company's equity participation in the 13 piped gas companies on the date of approval for the operation amounted to R$ 48,078. The Company recorded a gain of R$ 505,922, net of taxes, as a result of this operation and recognized this amount in the income statement under the item non-operating income.

12 Property, Plant and Equipment

	Annual depreciation rate	03/31/2002	12/31/2001
Buildings	4%	166,779	161,967
Improvements	4%	120,793	115,021
Equipment and installations	10% to 20%	910,029	867,665
Software	20%	17,621	17,621
Accumulated depreciation (a)		(631,592)	(615,753)
		583,630	546,521
Land	-	113,431	113,931
Construction in progress	-	99,521	84,988
Total		796,582	745,440

(a) R$ 18,320 recorded in the first quarter of 2002 (R$ 16,349 in the 1Q2001).

04.01 - NOTES TO THE INTERIM FINANCIAL INFORMATION (In thousands of reais)

13 Transactions with the Parent Company

These refer to financial transactions with the parent company PETRÓLEO BRASILEIRO S.A. - PETROBRAS, under normal market conditions for similar transactions, aimed at the liquidation of transactions for the purchase and sale of products, in the amount of R$ 97,474 (R$ 697,097 at December 31, 2001).

14 Guarantees Provided

The Company acts as guarantor for loans obtained by clients amounting to R$ 127,528 (R$ 130,148 at December 31, 2001) in which financial institutions provide credit lines equivalent to sales amounts, for which BR receives the resources on demand. These financing operations mature in an average period of 30 days.

15 Contingencies

The Company is defending several legal suits, and has made legal deposits for some of them in the amount of R$ 107,788 (R$ 106,695 at December 31, 2001).

The Company's legal counsel have analyzed the position in relation to all the cases in which the Company is cited as a defendant as of March 2002 and classified them in three groups: (a) probable loss, totaling R$ 93,651 (R$ 96,067 at December 31, 2001); (b) possible loss, totaling R$ 462,136 (R$ 529,166 at December 31, 2001); and (c) remote chance of loss, totaling R$ 310,713 (R$ 309,767 at December 31, 2001). The provision at March 31, 2002 takes probable losses into account.

The following table shows the nature of contingencies and the number of suits brought against the Company:

Loss expectation	Nature of contingency	Number of claims	Financial risk
Probable	Environmental	1	198
	Civil	199	75,578
	Labor	270	12,629
	Fiscal	85	5,246
	Total	555	93,651
Possible	Environmental	1	25
	Civil	663	419,725
	Labor	465	57,472
	Fiscal	119	194,709
	Total	1,248	671,931
Remote	Environmental	2	17
	Civil	660	271,225
	Criminal	4	-
	Labor	327	15,557
	Fiscal	76	23,914
	Total	1,069	310,713

Among these lawsuits, most of the civil claims refer to contractual rescissions seeking indemnity for damages and loss of profits, due to alleged losses arising from acts performed by the Company.

04.01 - NOTES TO THE INTERIM FINANCIAL INFORMATION | (In thousands of reais)

16 Employee Benefits

a) Pension Plan - Petrobras Social Security Foundation - PETROS and the current benefits plan (PETROS Plan)

The main objective of PETROS is to supplement the benefits assured and provided by the social security system to employees of PETROBRAS, its subsidiaries, affiliated and other companies, and to the employees of PETROS itself.

The supplementary plan adopted by PETROS for employees of PETROBRAS and of the majority of its subsidiaries and affiliates (PETROS Plan), is that of defined benefits. At March 31, 2002, the following sponsoring companies belonged to the PETROS Plan: PETRÓLEO BRASILEIRO S.A. - PETROBRAS, and the subsidiaries Petrobras Distribuidora S.A. - BR, Petrobras Gás S.A. - GASPETRO, Petrobras Internacional S.A. - BRASPETRO, Petrobras Química S.A. - PETROQUISA, as well as Petroquímica do Nordeste S.A. - COPENE, Trikem S.A., ULTRAFÉRTIL S.A., Companhia Petroquímica do Sul - COPESUL, Petroflex Indústria e Comércio S.A., Petroquímica União S.A. - PQU, Nitriflex S.A. - Indústria e Comércio, DSM - Elastômeros Brasil Ltda. and PETROS.

In order to achieve its objectives, PETROS receives monthly contributions from the sponsoring companies of the PETROS Plan amounting to 12,93% of the salaries of participants in the plan.

As from December 31, 2001, with the adoption of CVM Resolution 371, the actuarial commitments with the pension and retirement benefits plan granted and to be granted to employees, retirees and pensioners are now being provisioned based on an actuarial calculation prepared by an independent actuary, according to the projected credit unit method, net of the plan's underlying assets.

At March 31, 2002 and December 31, 2001, the balance of the provision for expenses with the pension plan amounted to R$ 198,588.

The relation between contributions by the sponsors and participants of the PETROS Plan, considering only those attributable to PETROBRAS and subsidiaries in the first quarter of 2002 was 0.98 (0.96 in the 1Q2001).

Constitutional Amendment No. 20

Evaluation of the PETROS costing plan is performed by an independent actuary based on a capitalization system on a general basis.

Computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in CVM Resolution No. 371), must be equally shared between the sponsor and the participants, as established in Constitutional Amendment No. 20.

16 Employee Benefits (continued)

In this way, if the deficit computed for December 31, 2001 in accordance with the projected credit unit method (CVM Resolution No. 371), amounting to R$ 198,588, is reflected as a technical deficit in the methods adopted by the PETROS Plan, resulting in additional financial contributions, these shall be equally divided with the participants.

New benefits plan (PETROBRAS VIDA Plan)

On May 2001, PETROBRAS Board of Directors approved the creation of a mixed social security plan, for current and new employees, based on a defined contribution for programmable benefits and a defined benefit for risk benefits.

PETROBRAS and its subsidiaries decided to adopt a supplementary retirement plan for employees, for the purpose of attracting and retaining qualified professionals with profiles suitable for the current competitive market, in addition to providing a significant reduction in risks to PETROBRAS in relation to future liabilities of the Fundação PETROS, together with greater transparency in the equity position.

The new plan, PETROBRAS VIDA, was approved by the Coordination and Control Department of State Companies (DEST) and by the Supplementary Social Security Department (SPC), and ratified by the Company's Board of Directors in October 2001.

The rules for the migration process and principal characteristics of the new plan for programmable benefits are described below:

- Migration to the new plan is voluntary;

- In the case of participants that migrate, the benefits (proportional rights at the time of migration) calculated based on the PETROS Plan will be settled by the Company with the Foundation, and will be passed on to participants as a proportional benefit as from retirement with a guarantee by the Company (only for those who opt for the settled benefit). The participants that opt to transform the settled benefit into a mathematical reserve will bear the risk;

- The benefits paid by PETROS to retirees and pensioners will now be restated according to the IPCA - Comprehensive Consumer Price Index, and will no longer be influenced by alterations effected by PETROBRAS on its salary policy, principally with respect to salary increases. In the case of participants that do not migrate, the linkage rules with salary increases continue to be valid;

- With the new plan, the contribution by the Company will be reduced from 12,93% to 8% (on average) on the contribution salary of migrating participants;

04.01 - NOTES TO THE INTERIM FINANCIAL INFORMATION (In thousands of reais)

16 Employee Benefits (continued)

The PETROBRAS VIDA Plan is a defined-contribution plan during the accrual phase, and therefore no deficits will occur during this phase. After concession of the benefit, any deficits will be equally shared between the sponsor and the beneficiaries.

The migration process is currently temporarily suspended, as a result of a judicial ruling by the Regional Federal Court of the 1st Region handed down on January 10, 2002.

Therefore, the impact of migration to the new plan will only be computed and recognized in the accounts when the litigation has been defined and the migration process finalized. The impact of migration and cost of the benefits stipulated in the new plan will be valued according to the concept established in CVM Resolution No. 371.

(b) Health Care Benefits - "Assistência Multidisciplinar de Saúde" (AMS)

PETROBRAS and its subsidiaries maintain a health care benefit plan (AMS) offering defined benefits which cover all employees (active and inactive) together with their dependents. The plan is managed by the Company itself and the employees contribute with a fixed amount to cover the principal risks and part of the expenditure incurred on other types of coverage, according to participation tables based on certain parameters including salary levels.

As from December 31, 2001, the Company's commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method.

With the objective of recognizing the costs of the health plan during the working life of the employees, those to be incurred after they retire and future costs of those already retired, the Company's quarterly information includes a provision of R$ 215,628 (R$ 208,005 at December 31, 2001), R$ 7,623 of which were recognized in the first quarter of 2002 as other operating expenses.

17 Stockholders' Equity

a) Capital Stock

The Company's subscribed and paid-up capital at March 31, 2002 and December 31, 2001 comprises 43,199,977,500 shares of which 15,000,000,000 are common shares and 28,199,977,500 are preferred shares, all non-convertible and with no par value. PETRÓLEO BRASILEIRO S.A. - PETROBRAS holds a 73.60% interest, comprising 31,796,099,962 shares, 14,979,393,147 of which are common shares and 16,816,706,815 are preferred shares. In accordance with Article 1 of the Company's bylaws, a minimum of 50% plus one share of voting capital must be held by PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

04.01 - NOTES TO THE INTERIM FINANCIAL INFORMATION (In thousands of reais)

17 Stockholders' Equity (continued)

b) Dividends

The stockholders are assured of a minimum dividend of 25% of adjusted net income for the year, calculated in accordance with Article 202 of Law No. 6404/76. Article 4 of the Company's bylaws assures preferred shares a minimum return of 6% on the capital stock represented by this type of share.

18 Financial Instruments

Accounts receivable and payable have maturities compatible with the transactions normally carried out by the Company and values equivalent to market values.

The risks involving the Company's receivables are reflected in the provision for doubtful debts, as described in Notes 3.b and 6. Accounts receivable are not significantly concentrated per client, per market segment or per region, and the risks of collection are diluted among the Company's massive client portfolio. Considering that sales in foreign currency have an insignificant share in the Company's total sales, possible risks arising from foreign exchange rate fluctuations are immaterial.

The Company does not have debts with financial institutions and its liabilities are not indexed to foreign currencies. Of the Company's total short-term financing, 47.0% (69.9% at December 31, 2001) refer to commitments with the parent company, with regard to financial operations (Note 13) and purchase of goods, with the main supplier being PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

Capital participations arise basically from insignificant investments in associated private companies.

19 Net Sales and Service Revenue and Gross Profit

Freight costs, included in the sales price and for which payment the Company is responsible, had been shown as deductions from gross revenue up to December 31, 2001; as from this quarter these costs have been reclassified to sales expenses (R$ 41,131 in the 1Q2002 and R$ 34,090 in the 1Q2001). Therefore, these amounts are not considered in the items Net sales and service revenue and Gross profit, with no effect on the operating income for either period.

20 Subsequent Event

On April 16, 2002, PETRÓLEO BRASILEIRO S.A. - PETROBRAS publicly announced the development of studies with regard to the convenience of privatizing its subsidiary Petrobras Distribuidora S.A. Should the studies demonstrate the legal viability of the operation and provided that the rights of the stockholders of both companies remain unchanged, the Board of Directors and the Executive Board of PETRÓLEO BRASILEIRO S.A. - PETROBRAS will analyze the operation and any decisions thereon will be subject to another public announcement, under the terms of clause VI, article 2 of CVM Instruction No. 358, of January 3, 2002.

05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

In the 1Q2002, the net income of Petrobras Distribuidora S.A. totaled R$ 381 million, recording an increase of 3.8% in its net operating income over the same period of the previous year.

Petrobras Distribuidora S.A. recorded net income of R$ 381 million in the first quarter of 2002 (R$ 45 million in the 1Q2001). Gains arising from the adjustment in the investment portfolio, including the transfer of BR's equity participation in 13 piped gas companies to its parent company (R$ 506 million) on March 28, 2002, contributed to this result.

BR's gross and net revenues amounted respectively to R$ 4,609 million and R$ 3,759 million in the 1Q2002 (respectively R$ 4,452 million and R$ 3,620 million in the 1Q2001).

From January to March 2002, the sales volume increased 5.2% in relation to the same period of 2001, and reached an average 2,184 thousand m^3 per month.

BR's gross profit totaled R$ 335 million in the 1Q2002 (R$ 305 million in the 1Q2001). This figure also reflects the increase in BR's global market share, which reached 33.1% in March 2002 against 31.5% in the same period of 2001 (UNAUDITED).

The Company's result in the 1Q2002 gave rise to a cash generation (EBITDA) in the amount of R$ 89 million (R$ 88 million in the 1Q2001).

At March 31, 2002, the Company's market value amounted to R$ 1,801 million (R$ 41.70 per lot of one thousand shares), representing an increase of 22.3% over March 31, 2001 (R$ 1,473 million and R$ 34.10 per 1,000 shares).

Net Income

Petrobras Distribuidora S.A. recorded net income of R$ 381 million in the first quarter of 2002 (R$ 45 million in the 1Q2001), with operating income corresponding to 2.0% of net operating revenue (2.0% in the same period of 2001).

In millions of reais

		Jan - Mar		
4Q2001		2002	2001	% change
4,344	Net operating revenue	**3,759**	3,620	3.8
106	Operating income	**74**	71	3.6
167	Net income for the period	**381**	45	746
3.86	Net income per 1,000 shares	**8.82**	1.05	748
1,456	Market value	**1,801**	1,473	22.3

05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

The main factors that contributed to the composition of net income in 1Q02 were:

- Increase of 5.2% in the sale of fuel, especially gasoline (13.6%) and diesel oil (13.4%), which generated a market share of 33.1% (UNAUDITED).
- Growth in (net) operating expenses of 11.7% over the 1Q2001, as a result of an increase in freight services provided, tax expenses, the allocation of funds to cultural activities and the decrease in net financial charges.
- Increase verified in the non-operating income as a result of gains arising from the transfer of BR's equity participation in 13 piped gas companies to PETROBRAS (R$ 506 million).

Economic Indicators

4Q2001		Jan - Mar 2002	Jan - Mar 2001
9.1	Gross margin (%)	**8.9**	8.4
2.4	Operating margin (%)	**2.0**	2.0
3.8	Net margin (%)	**10.1**	1.2
135	EBITDA - R$ million	**89**	88

In the 1Q2002, the Company's businesses generated income of R$ 89 million before financial results, income taxes, depreciation and amortization (EBITDA), which was 1.5% higher than that reported for the same period in 2001.

The gross margin reported in the 1Q2002 increased by 6% in relation to the 1Q2001, reflecting a 5.2% growth in total sales volume.

In the 1Q2002, the operating margin was in line with that of the 1Q2001.

Debt (UNAUDITED)

	In millions of reais		
	03.31.2002	03.31.2001	%
Short-term debt	101	796	(87.3)
Long-term debt	-	-	-
	101	796	(87.3)
Debt/(Debt + Stockholders' equity)	5%	34%	
Total assets	3,690	3,359	9.9
Capital structure (liabilities/total assets)	48%	55%	

Debt (continued)

The Company's indebtedness refers mainly to financial activities carried out at arm's length with the parent company PETRÓLEO BRASILEIRO S.A. - PETROBRAS aimed at the liquidation of transactions for the purchase and sale of products. At March 31, 2002, the Company's total debt decreased by 87.3% over March 31, 2001 due to the amortization of part of its debt to the parent company through the transfer of assets related to the exchange carried out with Repsol-YPF in 2001 (R$ 132 million) and through the complementary adjustment in the investment portfolio with the transfer of BR's equity participation in 13 piped gas companies to its parent company (R$ 554 million), reducing the Company's indebtedness as well as the related financial expenses.

Investments

Investments made by PETROBRAS DISTRIBUIDORA up to the 1Q2002 totaled R$ 70 million, in accordance with the targets established in its strategic plan for 2002. Main investments were allocated to the expansion and modernization of the service station network, support to industrial/commercial clients, the development of its distribution framework and the improvement of security and environmental protection systems.

	In millions of reais				
	Jan - Mar				
	2002	%	2001	%	%
Implementation and modernization of the distribution network - byproducts and natural gas	42	60	20	62	110
Expansion and modernization of the storage and distribution framework	12	17	4	13	200
Industrial/commercial clients installation support	7	10	1	3	600
Administrative and IT infrastructure	7	10	6	19	17
Implementation of security and environmental protection systems	2	3	1	3	100
Total investments	70	100	32	100	119

Sales Volume

From January to March 2002, sales volume increased 5.2% over the same period of 2001, reflecting BR's competitiveness after a continuous attempt to reestablish its normal operations.

Thousand m^3

Sales Volume

		Jan - Mar		
4Q2001		**2002**	**2001**	**%**
1,131.3	**Gasoline**	1,183.3	1,041.7	13.6
117.4	**Anhydrous alcohol**	105.0	117.8	-10.9
2,689.6	**Diesel**	2,501.5	2,205.6	13.4
1,508.8	**Fuel oil**	1,344.8	1,535.3	-12.4
612.0	**Aviation products**	592.2	614.1	-3.6
53.5	**Lubricants**	53.1	46.0	15.5
166.8	**Natural gas**	167.1	132.3	26.3
160.0	**Asphalt**	119.9	99.4	20.6
452.0	**Other**	484.7	436.1	11.1
6,891.4	**Total**	**6.551.6**	**6.228.3**	**5.2**

Net Operating Revenue

Net operating revenue from sales and services increased by 3.8% in the 1Q2002, when compared to the same period in 2001, reflecting the growth in global sales volume, especially gasoline (13.6%) and diesel oil (13.4%), which generated a market share of 33.1% (UNAUDITED).

In millions of reais

Net revenue - by type of product

		Jan - Mar		
4Q2001		**2002**	**2001**	**%**
1,179	**Gasoline**	1,015	1,034	-1.8
76	**Anhydrous alcohol**	68	81	-16.0
1,736	**Diesel**	1,489	1,323	12.5
524	**Fuel oil**	464	506	-8.3
355	**Aviation products**	253	327	-22.6
92	**Lubricants**	90	72	25.0
62	**Natural gas**	64	41	56.1
58	**Asphalt**	44	31	41.9
250	**Other**	259	159	62.9
4,332	**Total**	**3,746**	**3,574**	**4.8**

05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Sales Costs

Freight costs, included in the sales price and for which payment the Company is responsible, had been shown as deductions from gross revenue up to December 31, 2001; as from this quarter these costs have been reclassified to sales expenses (R$ 41,131 in the 1Q2002 and R$ 34,090 in the 1Q2001). Therefore, these amounts are not considered in the items Net sales and service revenue and Gross profit, with no effect on the operating income for either period.

In millions of reais

4Q2001		Jan - Mar 2002	Jan - Mar 2001	%
925	**ICMS**	790	779	1
12	**PASEP**	11	10	10
56	**COFINS**	49	44	11
993	**Total**	**850**	**833**	**2**

Taxes and Charges

BR's economic contribution to the country in the 1Q2002, as measured through payments of taxes, fees and social charges, totaled R$ 174 million - an increase of 11% compared to the same period in 2001.

In millions of reais

Economic Contribution to the Country

4Q2001		Jan - Mar 2002	Jan - Mar 2001	%
77	**ICMS**	69	71	(3)
12	**PASEP** [(1)]	11	9	22
56	**COFINS** [(1)]	49	44	11
34	**Income tax and social contribution**	22	16	38
24	**CPMF (provisional tax on financial activities) and Others**	23	17	35
203	**Total**	**174**	**157**	**11**

[(1)] See comment on sales charges above.

Breakdown of Capital and Stockholders' Equity

Main Shareholders	Voting Capital *% Common Shares*	Non-Voting Capital *% Preferred Shares*	Total *%*
Petrobras	99.9	59.6	73.6
Local Corporate Investors		11.5	7.5
Foreign Corporate Investors		6.1	4.0
Individual Shareholders		21.2	13.8
ADR - Level I		1.6	1.0
Others	0.1		0.1
Total	100	100	100
Total shares	15,000,000,000	28,199,977,500	43,199,977.500

Stockholders' equity reached R$ 1,937 million in the 1Q2002. The book value per 1,000 shares was R$ 44.84 and the market value of BR according to the BOVESPA quotation of March 31, 2002 was R$ 1,801 million (R$ 41.70 per 1,000 shares).

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT

ADDITIONAL INFORMATION TO THE QUARTERLY INFORMATION

a) Statement of Cash Flow

	In thousands of reais	
	03.31.2002	03.31.2001
Cash flow generated by operating activities		
Net income for the year	380,922	45,189
Adjustments:		
Depreciation and amortization	18,320	16,349
Residual value of permanent assets written off	48,106	112
Provisions for		
Doubtful debts	7,062	16,124
Contingencies	(2,416)	524
AMS liabilities	7,623	6,791
Deferred income tax and social contribution	9,757	(3,735)
Amortization of conditional loans	7,533	13,231
	476,907	94,585
Decrease (increase) in assets		
Short-term accounts receivable	(27,293)	112,929
Inventories	(25,824)	(48,347)
Other current assets	11,114	9,424
Non-current assets	20,115	(138,378)
Increase (decrease) in liabilities		
Suppliers	39,449	(139,243)
Taxes and social contributions	152,474	4,363
Other current and non-current liabilities	15,759	(10,731)
	185,794	(209,983)
Cash generated by (used in) operating activities	662,701	(115,398)
Cash flow generated by financing activities		
Operations with parent company	(603,679)	127,553
Cash generated by (used in) financing activities	(603,679)	127,553
Cash flow used in investment activities		
Operating and commercial activities	(66,845)	(32,459)
Administrative activities	(2,645)	(1,367)
Equity participations	(3,976)	(308)
Others	(780)	(660)
Cash used in investment activities	(74.246)	(34.794)
Net variation for the year	(15,224)	(22,639)
Cash at the beginning of the year	69,568	74,999
Cash at the end of the year	54,344	52,360

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT

ADDITIONAL INFORMATION TO THE QUARTERLY INFORMATION

b) Statement of value added

	In thousands of reais	
	03.31.2002	**03.31.2001**
Revenue	5,108,042	4,437,545
Sales of products and services	4,608,841	4,452,294
Provision for doubtful debts	(7,062)	(16,124)
Non-operating income, net	506,263	1,375
Consumables from third parties	4,139,587	3,996,178
Products and services	3,998,875	3,882,076
Materials, electricity, third-party services provisions and other	140,712	114,102
Gross added value	968,455	441,367
Retention	18,320	16,349
Depreciation	18,320	16,349
Net value added	950,135	425,018
Value added received in transfers	40,473	33,466
Financial and exchange income	40,473	33,466
Total value added available for distribution	990,608	458,484
Distribution of value added	990,608	458,484
Personnel and social charges	63,605	61,198
Taxes, fees and contributions	502,464	313,217
Financial expenses, interest and rentals	43,617	38,880
Retained earnings (deficit)	380,922	45,189

17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED

April 26, 2002

To the Board of Directors and Stockholders
Petrobras Distribuidora S.A.

1 We have carried out limited reviews of the Quarterly Information - ITR of Petrobras Distribuidora S.A. for the quarters ended March 31, 2002 and 2001, including the balance sheet, the statement of income, the notes to the financial information and the comments on the Company's performance in the quarter, all prepared under the responsibility of the Company's management.

2 Our limited reviews were conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Board, and consisted, principally of: (a) making inquiries of, and discussions with, officials responsible for the accounting, financial and operational matters relating to the procedures adopted for preparing the quarterly financial information and (b) reviewing the relevant information and subsequent events which have, or may have, significant effects on the financial position and results of operations of the Company.

3 Based on our limited reviews, we are not aware of any material adjustments that should be made to the Quarterly Report referred to above for it to be in accordance with accounting principles prescribed by Brazilian Corporate Law applicable to the preparation of quarterly financial information, together with the regulations established by the Brazilian Securities Commission - CVM.

4 The Quarterly Information - ITR also includes information relating to the three-month period ended December 31, 2001. We audited this information at the time it was prepared, in connection with our examination of the financial statements at that date, upon which we issued an unqualified opinion on January 25, 2002.

5 Our limited reviews were conducted for the purpose of issuing our report on the quarterly financial information referred to in paragraph one, taken as a whole. The statements of cash flow and of value added are presented as additional information, and are not a required part of the quarterly report. Such information has been subjected to the auditing procedures described in paragraph two and we are not aware of any material adjustments that should be made to these statements for them to be adequately presented in relation to the quarterly financial information.

PricewaterhouseCoopers
Auditores Independentes
CRC-SP-160-S-RJ

Luiz Márcio Malzone
Partner
Contador CRC-RJ-31.376-O

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (Taxpayers Record Number)
01424-9	PETROBRAS DISTRIBUIDORA S.A.	34.274.233/0001-02

INDEX